Investor Relations

Holcim

Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 87 19

04 FEB -2 7:21

04012600

SUPPL

Fax

To:	File N° 82-4093
cc:	
Company:	Securities and Exchange Commission, Washington D.C. 20549
Fax number:	001/202 942 95 25
From:	Véronique Piret veronique.piret@holcim.com
Date:	January 23, 2003/vp
Total pages:	2
Subject:	Media Release: **Holcim intends to make a public purchase offer to all minority shareholders of Mexican Group company Holcim Apasco, S.A. de C.V.**

File N° 82-4093

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Dear Sirs,

Please find enclosed the above mentioned media release.

With best regards

Véronique Piret

Corporate Communications

Holcim

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland

Phone +41 58 858 87 10
Fax +41 58 858 87 19

Media release

File N° 82-4093

Holcim intends to make a public purchase offer to all minority shareholders of Mexican Group company Holcim Apasco, S.A. de C.V.

Jona, January 23, 2004 – In order to utilize the regional and financial network potential more effectively, Holcim intends to make a public purchase offer to all minority shareholders of Holcim Apasco, S.A. de C.V. in Mexico. This move is in line with Holcim's wish to tie the Mexican company more strongly into the Group. Against this backdrop, Holcim is offering minority shareholders an opportunity to sell their Holcim Apasco shares.

All Holcim Apasco third-party shareholders will be offered USD 10.20 per share. The offer price is supported by a fairness opinion of Santander Central Hispano Investment S.A. Taking the average market price of 2003, this corresponds to a premium of approximately 45.5 percent. The public purchase offer requires in particular the prior approval of the Comisión Nacional Bancaria y de Valores as the supervisory body of the Mexican Stock Exchange. Further details of the planned transaction will be released through www.bmv.com.mx and provided to shareholders in an offer prospectus. Upon the termination of the tender offer Holcim will request that a Shareholders' Meeting be held to approve the delisting of the Holcim Apasco shares. If Holcim acquires all outstanding shares – corresponding to 31.1 percent of the share capital – total investment will be USD 750 million. To maintain its financial profile Holcim intends to underlay this transaction with adequate equity.

Holcim Apasco, S.A. de C.V. is a leading Mexican supplier of cement, ready-mix concrete and aggregates. The company, in which Holcim has a consolidated stake of 68.9 percent, serves the entire Mexican market and operates 6 cement plants with an annual capacity of just over 10 million tonnes. Holcim Apasco also has 80 ready-mix concrete facilities and 3 quarry operations for aggregates as well as shareholdings in other cement producers in Central America. Holcim Apasco, S.A. de C.V. reported a profit of USD 210 million in 2003 on net sales of USD 960 million.

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Holcim is one of the world's leading suppliers of cement, as well as aggregates (gravel and sand), concrete and construction-related services. The Group has majority and minority interests in more than 70 countries on all continents.

****

This media release is also available in German.

****

Corporate Communications: phone +41 58 858 87 10
Investor Relations: phone +41 58 858 87 87

****

Internet: www.holcim.com

Investor Relations

Holcim Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 87 19

Fax

To:	File N° 82-4093
cc:	
Company:	Securities and Exchange Commission, Washington D.C. 20549
Fax number:	001/202 942 95 25
From:	Véronique Piret veronique.piret@holcim.com
Date:	January 23, 2003/vp
Total pages:	2
Subject:	Media Release: **Holcim intends to make a public purchase offer to all minority shareholders of Mexican Group company Holcim Apasco, S.A. de C.V.**

File N° 82-4093

Dear Sirs,

Please find enclosed the above mentioned media release.

With best regards

Véronique Piret

Corporate Communications

Holcim

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland

Phone +41 58 858 87 10
Fax +41 58 858 87 19

Media release

File N° 82-4093

Holcim intends to make a public purchase offer to all minority shareholders of Mexican Group company Holcim Apasco, S.A. de C.V.

Jona, January 23, 2004 – In order to utilize the regional and financial network potential more effectively, Holcim intends to make a public purchase offer to all minority shareholders of Holcim Apasco, S.A. de C.V. in Mexico. This move is in line with Holcim's wish to tie the Mexican company more strongly into the Group. Against this backdrop, Holcim is offering minority shareholders an opportunity to sell their Holcim Apasco shares.

All Holcim Apasco third-party shareholders will be offered USD 10.20 per share. The offer price is supported by a fairness opinion of Santander Central Hispano Investment S.A. Taking the average market price of 2003, this corresponds to a premium of approximately 45.5 percent. The public purchase offer requires in particular the prior approval of the Comisión Nacional Bancaria y de Valores as the supervisory body of the Mexican Stock Exchange. Further details of the planned transaction will be released through www.bmv.com.mx and provided to shareholders in an offer prospectus. Upon the termination of the tender offer Holcim will request that a Shareholders' Meeting be held to approve the delisting of the Holcim Apasco shares. If Holcim acquires all outstanding shares – corresponding to 31.1 percent of the share capital – total investment will be USD 750 million. To maintain its financial profile Holcim intends to underlay this transaction with adequate equity.

Holcim Apasco, S.A. de C.V. is a leading Mexican supplier of cement, ready-mix concrete and aggregates. The company, in which Holcim has a consolidated stake of 68.9 percent, serves the entire Mexican market and operates 6 cement plants with an annual capacity of just over 10 million tonnes. Holcim Apasco also has 80 ready-mix concrete facilities and 3 quarry operations for aggregates as well as shareholdings in other cement producers in Central America. Holcim Apasco, S.A. de C.V. reported a profit of USD 210 million in 2003 on net sales of USD 960 million.

****

Holcim is one of the world's leading suppliers of cement, as well as aggregates (gravel and sand), concrete and construction-related services. The Group has majority and minority interests in more than 70 countries on all continents.

****

This media release is also available in German.

****

Corporate Communications: phone +41 58 858 87 10
Investor Relations: phone +41 58 858 87 87

****

Internet: www.holcim.com